FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     • The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.1, was mailed on April 27, 2004 to registered holders of Delhaize Group’s ordinary shares, in connection with an Extraordinary General Meeting of Shareholders to be held on Thursday, May 27, 2004, at 2:45 p.m., local time, at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

     The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.2, was mailed on April 27, 2004 to registered holders of Delhaize Group’s ordinary shares, in connection with the Ordinary General Meeting of Shareholders to be held on Thursday, May 27, 2004, at 3:00 p.m., local time, at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

     The notice of Delhaize Group, which is attached hereto as Exhibit 99.3, was mailed by Delhaize Group’s depositary, The Bank of New York, on April 27, 2004 to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the Ordinary General Meeting of Shareholders to be held on Thursday, May 27, 2004.

Exhibit Index

Exhibit	Description
Exhibit 99.1	Form of Notice to Registered Holders of Delhaize Group Ordinary Shares of the Extraordinary General Meeting to be held on Thursday, May 27, 2004 (English translation)

Annex 1 to Exhibit 99.1	Form of Proxy in the form approved by Delhaize Group (English translation)

Annex 2 to Exhibit 99.1	Form of Notice of Intent to Attend the Extraordinary General Meeting of Delhaize Group to be held on May 27, 2004 (English translation)

Annex 3 to Exhibit 99.1	Document comparing the current version of Article 10 of the Articles of Association with the amended version as proposed to the extraordinary general meeting (English translation)

Exhibit 99.2	Form of Notice to Registered Holders of Delhaize Group Ordinary Shares of the Ordinary General Meeting to be held on Thursday, May 27, 2004 (English translation)

Annex 1 to Exhibit 99.2	2003 Annual Report of Delhaize Group (incorporated by reference to Delhaize Group’s Report on Form 6-K dated May 5, 2004)

Annex 2 to Exhibit 99.2	Form of Proxy in the form approved by Delhaize Group (English translation)

Annex 3 to Exhibit 99.2	Form of Notice of Intent to Attend the Ordinary General Meeting of Delhaize Group to be held on May 27, 2004 (English translation)

Exhibit 99.3	Form of Notice to the Holders of Delhaize Group American Depositary Shares of the Ordinary General Meeting to be held on Thursday, May 27, 2004

Annex to Exhibit 99.3	Agenda of the Ordinary General Meeting to be held at the registered office of the company on Thursday, May 27, 2004

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: May 6, 2004	By:	/s/ Michael R. Waller
Michael R. Waller Executive Vice President

3